SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 4)*
Westfield Financial, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
96008P104
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

□ Rule 13d-1(c)

□ Rule 13d-1(d)

__________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96008P104	13G	Page 2 of 5 Pages

1		Names of Reporting Persons Employee Stock Ownership Plan of Westfield Financial, Inc.
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)		□
(b)		□
3		SEC Use Only
4		Citizenship or Place of Organization
Employee benefit plan of a Massachusetts corporation
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
-0-
	6	Shared Voting Power
1,040,751
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
1,859,602
9		Aggregate Amount Beneficially Owned by Each Reporting Person
1,859,602
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row 9
9.9%[1]
12		Type of Reporting Person (See Instructions) EP

[1] The percentages used herein and in the rest of this Schedule 13G are calculated based upon 18,734,791 shares outstanding as of December 31, 2014.

CUSIP No. 96008P104	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Westfield Financial, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
144 Elm Street, Westfield, Massachusetts 01085
Item 2(a).	Name of Person Filing:
This Schedule 13G is being filed by the Employee Stock Ownership Plan of Westfield Financial, Inc. (the “Plan”). The Plan’s trustee is First Bankers Trust Services, Inc.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
141 Elm Street, Westfield, Massachusetts 01085
Item 2(c).	Citizenship:
The Plan is an employee benefit plan of a Massachusetts corporation.
Item 2(d).	Title of Class of Securities:
Common Stock, $.01 par value per share
Item 2(e).	CUSIP Number:
96008P104
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
The person filing is an:
(f) Employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
Item 4.	Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,859,602.
(b)	Percent of class: 9.9%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: 1,040,751
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: 1,859,602

CUSIP No. 96008P104	13G	Page 4 of 5 Pages

Background

The reporting person is a tax qualified employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee (“ESOP Committee”) and its assets are held in trust by a trustee (the “Plan Trustee”). The number of shares listed as beneficially owned represents the entire number of shares of common stock held by First Bankers Trust Services, Inc., as Plan Trustee, as of December 31, 2014.

As of December 31, 2014, 818,851 of such shares of common stock had been allocated to individual accounts established for participating employees and their beneficiaries and 1,040,751 of such shares of common stock were unallocated and are being held for allocation in future years.

The ESOP, through the Plan Trustee (who is instructed by the ESOP Committee), has shared voting power and dispositive power over all unallocated shares held by the ESOP. The ESOP, acting through the Plan Trustee (who is instructed by the ESOP Committee), shares dispositive power over all allocated shares held in the ESOP with participating employees and their beneficiaries. Participating employees and their beneficiaries have the right to determine whether shares allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated shares are generally required to be tendered by the Plan Trustee in the same proportion as the shares which have been allocated to the participants are directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of shares allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The ESOP disclaims voting power with respect to such allocated shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Dividends declared on common stock held by the Plan which have been allocated to the account of a participant may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in common stock or distributed to participants in accordance with and at such time as provided in the Plan document.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 96008P104	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPLOYEE STOCK OWNERSHIP PLAN OF WESTFIELD FINANCIAL, INC.

First Bankers Trust Services, Inc., as Trustee of the Employee Stock Ownership Plan of Westfield Financial, Inc.

February 6, 2015	/s/ Linda Shultz
(Date)	(Signature)

Linda Shultz, Trust Officer
(Name)